QMMM Holdings Ltd.

April 22, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tony Watson
Joel Parker
Kate Beukenkamp
Dietrich King

Re:	QMMM Holdings Ltd.
Amendment No. 2 to Registration Statement on Form F-1
Filed March 25, 2024
File No. 333-274887

Ladies and Gentlemen:

On behalf of our client, QMMM Holdings Limited, a foreign private issuer organized under the laws of Cayman Islands (the “Company”), we are submitting this letter and the following information in response to a letter, dated April 10, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1/A (the “Registration Statement”) filed with the Commission on March 25, 2024. Concurrently with the submission of this letter, the Company is filing herewith Amendment No. 3 to registration statement on Form F-1 (the “Amended Registration Statement”) and certain exhibits via EDGAR to the Commission.

To facilitate your review, we have separately delivered to you a courtesy copy of the Amended Registration Statement, marked to show changes to the Registration Statement filed with the Commission on March 25, 2024.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Registration Statement where the language addressing a particular comment appears. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Amendment No. 2 to Registration Statement on Form F-1

Cover Page

1.	We note your response to prior comment 1 and reissue in part. Please revise your disclosure, as appropriate, to reflect the amount due to ManyMany Creation by the holding company for the payment of salaries of executive officers. In this regard, we note your Compensation of Directors and Executive Officers disclosure on page 79 and your Related Party disclosure on page 84 reflect expense for executive officer salaries of $181,787, whereas your cover page disclosure and page 4 of your prospectus summary disclosure reflect an amount of $45,773. Please reconcile.

Response: We have revised and updated disclosure on cover page and page 4 for the payment of salaries of executive officer amounting $181,787 as stated under Compensation of Directors and Executive Officers disclosure on page 79 and Related Party disclosure on page 84.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact our counsel Jeffrey Li at Jeffrey.li@fisherbroyles.com or by telephone at (703) 618-2503.

Very truly yours,

/s/ Bun Kwai
Bun Kwai, Chief Executive Officer

Enclosures

cc:	Jeffrey Li
FisherBroyles, LLP

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